Exhibit 8: Consolidated Statement of Cash Flow

	Ch$ millions		US$ millions (1)
	YTD September 02	YTD September 03	YTD September 02	YTD September 03

Cash received from customers	240,635	209,910	321.4	317.6
Financial income received	3,767	4,328	5.0	6.5
Dividends and other distributions	448	68	0.6	0.1
Other incomes	857	501	1.1	0.8
Payments to suppliers and employees	(210,609)	(201,591)	(281.3)	(305.0)
Interests paid	(14,820)	(9,891)	(19.8)	(15.0)
Income taxes paid	(665)	(244)	(0.9)	(0.4)
Other expenses	(566)	(1,208)	(0.8)	(1.8)
Added Value Tax and others	(11,986)	(6,030)	(16.0)	(9.1)
Net cash flow from operating activities	7,061	(4,158)	9.4	(6.3)

Sale of Property, Plant and Equipment	651	813	0.9	1.2
Sale of permanent investments	-	136	-	0.2
Sale of other investments	-	7,936	-	12.0
Other proceeds from investments	281	347	0.4	0.5
Acquisition of fixed assets	(5,867)	(1,992)	(7.8)	(3.0)
Permanent investments	-	(12)	-	(0.0)
Other disbursements	-	(48,858)	-	(73.9)
Net cash flow used in investing activities	(4,935)	(41,631)	(6.6)	(63.0)

Issuance of shares	138	95,627	0.2	144.7
Loans obtained	52,203	29,414	69.7	44.5
Registered loans from related companies	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(24)	(41)	(0.0)	(0.1)
Repayments of bank borrowings	(50,266)	(70,460)	(67.1)	(106.6)
Repayments of bonds	(1,539)	(10,597)	(2.1)	(16.0)
Payment of expenses related to shares issuance	(4)	(883)	(0.0)	(1.3)
Others	-		-	-
Net cash flow provided by financing activities	508	43,061	0.7	65.1

Net cash flow for the period	2,635	(2,728)	3.5	(4.1)

Effect of price-level restatements on cash and cash equivalents	(1,277)	(544)	(1.7)	(0.8)

Net increase in cash and cash equivalents	1,358	(3,272)	1.8	(5.0)

Cash and cash equivalents at the beginning of year	4,635	7,852	6.2	11.9

Cash and cash equivalents at end of the period	5,992	4,580	8.0	6.9

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1 Exchange rate on September 2003 US$1.00 = 660,97
Exchange rate on September 2002 US$1.00 = 748,73